24 Hr Truck Services LLC
Profit and Loss
January - December 2018

	Total
Income	
Sales of Product Income	
STRIPE Income	82.00
Total Sales of Product Income	**82.00**
Services	0.00
Total Income	**82.00**
Cost of Goods Sold	
Outside Services	
Consultant- Start Up	5,222.00
Mexico Team	798.00
Total Outside Services	**6,020.00**
Total Cost of Goods Sold	**6,020.00**
Gross Profit	**$ (5,938.00)**
Expenses	
Advertising & Marketing	1,608.00
Advertising Craiglist	0.00
Facebook	0.00
GOOGLE ADWORDS	0.00
Total Advertising & Marketing	**1,608.00**
Office/General Administrative Expenses	32.00
Taxes and Licenses	15.00
Bank Charges & Fees	18.00
Legal & Professional Services	556.00
Other Business Expenses	654.00
Phone System	61.00
Total Office/General Administrative Expenses	**1,336.00**
Software	0.00
General	0.00
Total Software - General	**0.00**
Travel	
Travel Expenses	0.00
Total Travel	**0.00**
Total Expenses	**2,944.00**
Net Operating Income	**$ (8,882.00)**
Net Income	**$ (8,882.00)**